SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Final

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

UNISOURCE ENERGY CORPORATION

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

909205106

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to the "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 909205106

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) White Mountains Insurance Group, Ltd. “White Mountains” (No. 94-2708455)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 1,689,398*

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,689,398*

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,689,398*

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 4.7%

12	Type of Reporting Person (See Instructions) HC, CO

*

White Mountains directly controls no common shares of UniSource Energy Corporation (“UniSource”) and is deemed to indirectly control a total of 1,689,398 UniSource common shares (“UniSource Shares”) as follows: (i) 1,170,494 UniSource Shares owned by subsidiaries of White Mountains which are controlled by Prospector Partners LLC (“Prospector”), a sub-adviser of White Mountains Advisors LLC (“WM Advisors”); (ii) 249,304 UniSource Shares contained in various employee benefit plans of White Mountains which are controlled by Prospector, a sub-adviser of WM Advisors and (iii) 269,600 UniSource Shares owned by third parties pursuant to investment advisory agreements with WM Advisors, which are controlled by Prospector, a sub-adviser of WM Advisors.

CUSIP No. 909205106

Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) White Mountains Advisors LLC “WM Advisors” (No. 04-6140276)

Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

SEC Use Only

Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 795,014**

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 795,014**

Aggregate Amount Beneficially Owned by Each Reporting Person 795,014**

Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

Percent of Class Represented by Amount in Row (9) 2.2%

Type of Reporting Person (See Instructions) IA, CO

**

WM Advisors directly controls 795,014 UniSource Shares as follows: (i) 276,110 UniSource Shares owned by subsidiaries of White Mountains which are controlled by Prospector, a sub-adviser of WM Advisors; (ii) 249,304 UniSource Shares contained in various employee benefit plans of White Mountains which are controlled by Prospector, a sub-adviser of WM Advisors and (iii) 269,600 UniSource Shares owned by third parties pursuant to investment advisory agreements with WM Advisors, which are controlled by Prospector, a sub-adviser of WM Advisors.

Item 1.
	(a)	Name of Issuer. UniSource Energy Corporation
	(b)	Address of Issuer’s Principal Executive Offices. One South Church Avenue Suite 100 Tucson, AZ 85701

Item 2.
(a), (b), (c)

Name of Person Filing, Address of Principal Business Office and Citizenship.

This statement is being filed by White Mountains, a Bermuda corporation, and its wholly-owned subsidiary WM Advisors, a Delaware corporation.  White Mountains is a property and casualty insurance holding company and WM Advisors is a registered investment adviser.

The address of the principal executive office of White Mountains is 80 South Main Street, Hanover, New Hampshire 03755.  The address of the principal executive office of WM Advisors is 2614 Boston Post Road, Suite 34A, Guilford, Connecticut 06437.

(d)	Title of Class of Securities. Common Stock, No Par Value
(e)	CUSIP Number. 909205106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☒(1)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☒(2)	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

(1) WM Advisors is filing as an investment adviser herein.

(2) White Mountains is filing as a parent holding company herein.

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
Name of Reporting Persons: White Mountains (No. 94-2708455)
	(a)	Amount beneficially owned: 1,689,398 shares.
	(b)	Percent of class: 4.7%.
	(c)	Number of shares as to which the person has:
		(i.)	Sole power to vote or to direct the vote 0.
		(ii)	Shared power to vote or to direct the vote 1,689,398*** .
		(iii)	Sole power to dispose or to direct the disposition of 0 .
		(iv)	Shared power to dispose or to direct the disposition of 1,689,398*** .
Name of Reporting Persons: WM Advisors (No. 04-6140276)
	(a)	Amount beneficially owned: 795,014 shares.
	(b)	Percent of class: 2.2%.
	(c)	Number of shares as to which the person has:
		(ii.)	Sole power to vote or to direct the vote 0 .
		(ii)	Shared power to vote or to direct the vote 795,014*** .
		(iii)	Sole power to dispose or to direct the disposition of 0 .
		(iv)	Shared power to dispose or to direct the disposition of 795,014*** .

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

***       The reporting persons directly control no UniSource Shares and indirectly control, through various subsidiaries, employee benefit plans and third parties pursuant to investment advisory agreements with WM Advisors, a wholly owned subsidiary (as further described herein) of White Mountains.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 2009

WHITE MOUNTAINS INSURANCE GROUP, LTD.

by:	/s/ J. Brian Palmer
Name:	J. Brian Palmer
Title:	Chief Accounting Officer

WHITE MOUNTAINS ADVISORS LLC

by:	/s/ Mark J. Plourde

Name:	Mark J. Plourde
Title:	Chief Financial Officer,
Chief Compliance Officer and Treasurer